FOR IMMEDIATE RELEASE

AutoChina International Provides Third Quarter 2012 Business Update

Company Announces Closing on Purchase of New Office Space in

Kai Yuan Center in Shijiazhuang

Shijiazhuang, Hebei Province, China – October 25, 2012 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that it entered into 1,154 new leases of commercial vehicles (primarily Class 8 heavy trucks) as part of the Company’s sales-type leasing program in the third quarter of 2012, compared to 3,126 in the third quarter of 2011. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 36,000 trucks. An additional 201 trucks were leased under AutoChina’s used commercial vehicle sale-leaseback program.

During the 2012 third quarter, AutoChina opened 9 new commercial vehicle financing and service centers and, as of September 30, 2012, operated 523 financing and service centers, compared to 385 centers at September 30, 2011. The Company now operates commercial vehicle financing and service centers in the following 26 provinces and regions of China: Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang.

As of September 30, 2012, the Company had obtained 21 provincial level licenses to sell insurance, which grant AutoChina the authority to sell insurance at any of its branch locations within those provinces. The Company is working to acquire the same type of license for each of the remaining regions in which it currently has a presence.

Company Closes on Purchase of New Office Space

AutoChina also announced that the Company has closed on the previously announced transaction to purchase 23 floors of newly constructed office space in the Kai Yuan Center building, which was built by the Company’s Chairman and CEO Yong Hui Li. Construction of the Kai Yuan Center is expected to be completed shortly, and AutoChina intends to begin moving its headquarters to the new space in December 2012. The new office space was purchased for approximately $56.4 million, and the Company also assumed approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million.

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As the Company does not anticipate that it will initially occupy the entire office space purchased, it expects to begin leasing the unoccupied space, which will be reported as rental income.

Mr. Li stated, “We continue working to grow our business while looking at ways to expand and diversify AutoChina’s service offerings beyond heavy-duty truck leasing. During the 2012 third quarter, we added new commercial vehicle financing and service centers in various geographic regions of China, including Inner Mongolia, Beijing, Sichuan, Anhui, Shanghai, Guangxi, and Guizhou. We continue to believe that expanding our network of physical locations will increase our business prospects as our stores serve as the primary point of contact for our existing and potential customers in rural China. We look forward to keeping investors apprised of the opening of our new headquarters and other new developments over the next few months.”

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 523 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and

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•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Yu
(858) 997-0680 / jcwang@autochinaintl.com	Account Executive
(212) 836-9610 / cyu@equityny.com

Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com